EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Three Months Ended March 31,
	2005	2004
Earnings:
Net Income	$34,459	$75,535
Add:
Income tax expense/(benefit)	178	(43,406)
Amortization of capitalized interest	597	601

	35,234	32,730

Adjustments to earnings for fixed charges:
Interest and other financial charges	12,312	11,126
Interest factor attributable to rentals	119	72

	12,431	11,198

Earnings as adjusted	$47,665	$43,928

Fixed Charges:
Fixed charges above	$12,431	$11,198
Capitalized interest	—	—

Total fixed charges	$12,431	$11,198

Ratio of earnings as adjusted to total fixed charges	3.83	3.92